FAIRFAX  News Release
Stock Symbol: FFH (TSX and NYSE)

TORONTO, May 10, 2007

FAIRFAX ANNOUNCES DEBT EXCHANGE OFFER FOR 2012 NOTES

(Note: All dollar amounts in this press release are expressed in U.S. dollars)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announced today it has commenced a registered offer to exchange all of its outstanding 7-3/4% Notes due 2012 (the “old notes”). There are $464.2 million principal amount of the old notes outstanding.

Specifically, Fairfax is offering to exchange for each $1,000 principal amount of old notes validly tendered, $1,000 principal amount of new 7-3/4% Senior Fairfax Notes due 2022 (the “new notes”). In addition, for each $1,000 principal amount of old notes exchanged at or prior to midnight, New York City time, on May 23, 2007 (the “early participation date”), Fairfax will pay an amount of cash in U.S. dollars equal to the early participation payment as set out in the table below.

CUSIP Number	Old Notes to be Exchanged	New Note Principal Amount	Early Participation Payment
303901AN2	2012 Notes	$1,000	$30.00

The early participation payment will only be paid to holders who tender their old notes at or prior to the early participation date. The exchange offer will expire at 9:00 a.m., New York City time, on June 8, 2007, unless extended.

Tendering holders will also be paid accrued and unpaid interest to but not including the settlement date in cash on old notes that are accepted in the exchange offer. The settlement date for the exchange offer is expected to be June 12, 2007.

The exchange offer is subject to certain customary conditions. The exchange offer is not subject to any condition as to a minimum or maximum principal amount of old notes that will be accepted for purchase.

Questions related to the exchange offer may be referred to Merrill Lynch & Co. at (212) 449-4914 (collect) or (888) 654-8637 (toll-free). Merrill Lynch & Co., BMO Capital Markets Corp., and Ferris, Baker Watts, Incorporated are acting as dealer managers for the exchange offer in the United States. Merrill Lynch Canada Inc. and BMO Nesbitt Burns Inc. are acting as dealer mangers in Canada. The exchange agent and information agent is D.F. King & Co., Inc.

A copy of the prospectus supplement and related base shelf prospectus relating to the exchange offer is available by contacting the information agent, D.F. King & Co., Inc. at: 48 Wall Street, 22nd Floor, New York, NY 10005; Phone: (888) 628-9011 (toll-free).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the new notes and shall not constitute an offer to buy or the solicitation of an offer to sell any of the old notes, nor shall there be any sale of new notes in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact:  Greg Taylor, Chief Financial Officer, at (416) 367-4941